Filed by Regal Beloit Corporation
(SEC File No. 001-07283) pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to
Rule 14a-6 under the
Securities Exchange Act of 1934, as amended

Subject Company: Regal Beloit Corporation
(SEC File No. 001-07283)

SEC File No. for Registration Statement
on Form S-4: 333-255982

FOR RELEASE ON: August 18, 2021

PRIVATE LETTER RULING RECEIVED FROM IRS IN CONNECTION WITH PLANNED MERGER BETWEEN REGAL AND REXNORD PMC

BELOIT, WI, & MILWAUKEE, WI, August 18, 2021 – Regal Beloit Corporation (NYSE: RBC) and Rexnord Corporation (NYSE: RXN) today announced that Rexnord received the private letter ruling (“PLR”) from the U.S. Internal Revenue Service (“IRS”) in connection with the combination of Rexnord’s Process & Motion Control business (“PMC”) with Regal through a Reverse Morris Trust (“RMT”) transaction.

Commenting on receipt of the PLR, Regal CEO, Louis Pinkham said “We are excited about receipt of the IRS private letter ruling, which is a crucial milestone in the process of bringing together Regal and Rexnord PMC – two highly complementary businesses that together create a premier global provider of differentiated, highly value-added Industrial Powertrain solutions.”

“In addition, it was good to see that terms of the ruling related to how we may treat the shareholder overlap that exists between Regal and Rexnord are broadly in line with our initial assumptions. At this point, we are awaiting each company’s shareholder vote scheduled for September 1st.”

Todd Adams, Chairman, President and CEO of Rexnord, commented, “We appreciate the timely and thorough response from the IRS and look forward to closing the transaction early in the fourth quarter.”

Regal and Rexnord expect to file within approximately one week Current Reports on Form 8-K with the U.S. Securities and Exchange Commission that provide more information about the expectations of Regal and Rexnord regarding key elements of the transaction in light of the IRS ruling.

About Regal

Regal Beloit Corporation (NYSE: RBC) is a global leader in the engineering and manufacturing of electric motors and controls, power generation, and power transmission products, serving customers throughout the world. We create a better tomorrow by developing and responsibly producing energy-efficient products and systems.

Regal is comprised of four operating segments: Commercial Systems, Industrial Systems, Climate Solutions and Power Transmission Solutions. Regal is headquartered in Beloit, Wisconsin and has manufacturing, sales, and service facilities worldwide. For more information, visit RegalBeloit.com.

About Rexnord

Headquartered in Milwaukee, Wisconsin, Rexnord is comprised of two strategic platforms, Process & Motion Control and Water Management, with approximately 6,800 employees worldwide.

The Process & Motion Control platform designs, manufactures, markets, and services specified, highly engineered mechanical components used within complex systems. The Water Management platform designs, procures, manufactures and markets products that provide and enhance water quality, safety, flow control and conservation. Additional information about Rexnord can be found at www.rexnordcorporation.com.

Contacts

For Regal

Investors

Robert Barry, VP - Investor Relations

608-361-7530

robert.barry@Regalbeloit.com

Media

Bryan Locke / Jenny Gore

Sard Verbinnen & Co

RegalBeloit-SVC@sardverb.com

For Rexnord

Investors
Mark Peterson, Chief Financial Officer

414-223-1609

mark.peterson@rexnord.com

Media

Angela Hersil, Director – Corporate Communications

855-480-5050

Corporate.Communications@Rexnord.com

Forward Looking Statements

This communication contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which reflect Regal Beloit Corporation’s (“Regal’s”) and Rexnord Corporation’s (“Rexnord’s”) current estimates, expectations and projections about Regal, Rexnord and the PMC Business’s respective future results, performance, prospects and opportunities. Such forward-looking statements may include, among other things, statements about the outcome of the variables and resulting adjustment to the exchange ratio in the proposed transaction, the number of shares of Regal common stock to be issued in the merger between Land Newco, Inc. (“Land”) and a subsidiary of Regal (the “Merger”), the amount, if any, of the Regal special dividend to be paid and the amount of net indebtedness of Regal immediately following the Merger and after giving effect to the amount of Land net indebtedness that becomes indebtedness of the combined company as a result of the Merger, statements regarding the expected closing of the proposed transactions involving Regal, Rexnord and Land (the “Proposed Transactions”), and any other statements regarding Regal’s, Rexnord’s, the PMC Business’s or the combined company’s respective future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition and other expectations and estimates for future periods. Forward-looking statements include statements that are not historical facts and can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “plan,” “may,” “should,” “will,” “would,” “project,” “forecast,” and similar expressions. These forward-looking statements are based upon information currently available to Regal and Rexnord and are subject to a number of risks, uncertainties, and other factors that could cause Regal’s, Rexnord’s, the PMC Business’s or the combined company’s actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause Regal’s, Rexnord’s the PMC Business’s or the combined company’s actual results to differ materially from the results referred to in the forward-looking statements Regal or Rexnord makes in this communication include: the possibility that the conditions to the consummation of the Proposed Transaction will not be satisfied; failure to obtain, delays in obtaining or adverse conditions related to obtaining shareholder or stockholder approvals to be sought in connection with the Proposed Transaction; changes in the extent and characteristics of the common stockholders of Rexnord and the common shareholders of Regal and its effect pursuant to the Merger Agreement on the number of shares of Regal common stock issuable pursuant to the Proposed Transaction, magnitude of the dividend payable to Regal shareholders pursuant to the Proposed Transaction and the extent of indebtedness to be incurred by Regal in connection with the Proposed Transaction; the determination by Regal and Rexnord of the number of “Qualifying Overlap Shareholders” at the closing of the Proposed Transaction; the ability to obtain the anticipated tax treatment of the Proposed Transaction and related transactions; risks associated with any litigation related to the Transaction; and other risks and uncertainties including, but not limited, to those described in the section entitled “Risk Factors” in the Joint Proxy Statement, in Regal’s or Rexnord’s respective Annual Reports on Form 10-K on file with the SEC and from time to time in other filed reports including Regal’s and Rexnord’s Quarterly Reports on Form 10-Q. For a more detailed description of the risk factors associated with Regal and Rexnord, please refer to Regal’s Annual Report on Form 10-K for the fiscal year ended January 2, 2021 on file with the SEC, Rexnord’s Transition Report on Form 10-KT for the transition period from April 1, 2020 to December 31, 2020 filed with the SEC, Rexnord’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021 filed with the SEC, and subsequent SEC filings. Shareholders, potential investors, and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this communication are made only as of the date of this communication, and Regal, Rexnord and Land undertake no obligation to update any forward-looking information contained in this communication or with respect to the announcements described herein to reflect subsequent events or circumstances.

Additional Information

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Regal, Rexnord or Land Newco, Inc. (“Land”). In connection with the Proposed Transaction, Regal and Land filed registration statements with the SEC registering shares of Regal common stock and Land common stock in connection with the Proposed Transaction, which have become effective. Regal’s Registration Statement on Form S-4 (No. 333-255982) includes a joint proxy statement/prospectus-information statement relating to the Proposed Transaction, which has been mailed to Regal shareholders and Rexnord shareholders. Regal shareholders and Rexnord shareholders are urged to read the joint proxy statement/prospectus-information statement and any other relevant documents when they become available, because they contain and will contain important information about Regal, Rexnord, Land and the Proposed Transaction. The joint proxy statement/prospectus-information statement and other documents relating to the Proposed Transaction can also be obtained free of charge from the SEC’s website at www.sec.gov. The joint proxy statement/prospectus-information statement and other documents can also be obtained free of charge from Rexnord upon written request to Rexnord Corporation, Investor Relations, 511 Freshwater Way, Milwaukee, WI 53204, or by calling (414) 643-3739 or upon written request to Regal Beloit Corporation, Investor Relations, 200 State Street, Beloit, WI 53511 or by calling (608) 364-8800.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Rexnord or Regal. However, Rexnord, Regal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Rexnord and Regal in connection with the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of Rexnord may be found in its Annual Report on Form 10-K filed with the SEC on February 16, 2021 and its definitive proxy statement relating to its 2021 Annual Meeting filed with the SEC on March 16, 2021. Information about the directors and executive officers of Regal may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2021, and its definitive proxy statement relating to its 2021 Annual Meeting filed with the SEC on March 18, 2021.